UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

EXPLANATORY NOTE

As previously disclosed, on November 24, 2020, Vascular Biogenics Ltd. (the “Company”) convened an extraordinary general meeting of shareholders (the “Meeting”) at 4.00 p.m. (Israel time) at the Company’s offices at 8 HaSatat St. Modi’in, Israel.

At the Meeting, following establishment of a quorum, the Company’s shareholders voted on one proposal which is summarized below and described in more detail in the Company’s (i) Notice of Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. and (ii) Proxy Statement and Proxy Card for use in connection with the Meeting that were attached as Exhibits 99.1 and 99.2 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on October 19, 2020.

Proposal: To elect Mr. Marc Kozin as a member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders of the Company or until his successor is duly appointed and qualified, or until his earlier resignation or removal and to approve the compensation terms and equity grant as fully described in the proxy statement.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Articles of Association of the Company, the above proposal was properly approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 24, 2020	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer